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October 6, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

TIMMINS GOLD CORP. ANNOUNCES LEADERSHIP CHANGE

(Montreal, October 6, 2015) Timmins Gold Corp. ("Timmins" or the "Company") reports today that Bruce Bragagnolo has ceased to be the Chief Executive Officer and a Director of Timmins, and that Mark Backens has been appointed as Interim Chief Executive Officer of the Company effective immediately. Arturo Bonillas will continue in his role as President of the Company and the Company's lead executive in Mexico.

Mr. Backens has over 30 years of broad based, global mining and finance experience gained while working for Wharf Resources, Placer Dome, Meridian Gold, Macquarie Bank NA and the Bank of Nova Scotia. His background includes exploration, mine engineering, mine operations, feasibility studies, mergers and acquisitions and capital markets. He holds a Bachelor of Science Degree in Geological Engineering from the South Dakota School of Mines and is a Professional Geologist. Mr. Backens joined the Board of Directors of Timmins as a result of the merger with Newstrike Capital Inc. completed in May 2015.

Mr. Anthony Hawkshaw, the Chair of the Finance Committee, will also provide consulting services to the Company in its efforts to improve its financial position and seek new capital for project developments.

Timmins would like to thank Mr. Bragagnolo for his contributions during his tenure as Chief Executive Officer and Director.

"The Board of Directors intends to work actively with Mr. Backens to implement a cash containment program and to strengthen the Company’s balance sheet to position Timmins to capture significant returns with an improved gold market” said Mr. Coates.

In conjunction with the release of its third quarter financial results, Timmins intends to provide an updated mine plan which reflects the current market conditions. In accordance with International Financial Reporting Standards (“IFRS”), the Company is reviewing the carrying value of its assets and anticipates that it will incur a significant impairment charge in its quarterly financial results for the period ending September 30, 2015.

About Timmins Gold Corp.

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the recently acquired Caballo Blanco gold project as well as the Ana Paula gold project.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events and are based on the beliefs, assumptions and expectations of Timmins' management on the date of this news release, and Timmins does not assume any obligation to update any forward-looking information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.

Such statements include estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, future trends, plans, strategies, objectives and expectations, including with respect to the availability of management, ability to conserve cash and obtain cash for new developments, production, and future operations, including the ability to operate profitably.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans, "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

For further information please contact:

Bryan Coates	Alex Peter Tsakumis
Chairman	Vice President, Corporate Development
Tel. (604) 682-4002	Tel. (604) 682-4002
www.timminsgold.com	www.timminsgold.com